Filed by Danka Business Systems PLC
                                                            Pursuant to Rule 425
                                                under the Securities Act of 1933
                                                 For: Danka Business Systems PLC
                                                  Commission File No.: 333-55914

[DANKA LOGO]
For Immediate Release

                                                                 Keith J. Nelsen
                                                                    727-579-2801

                                                                  Paul G. Dumond
                                                             011-44-207-603-1515


        DANKA BUSINESS SYSTEMS PLC ANNOUNCES EXTENSION OF EXCHANGE OFFER
                    FOR 6.75% CONVERTIBLE SUBORDINATED NOTES

St. Petersburg, March 21, 2001 - Danka Business Systems PLC (NASDAQ: DANKY) (the "Company" or "Danka") today announced the extension of its exchange offer for all $200 million of its outstanding 6.75% convertible subordinated notes due April 1, 2002 (CUSIP Nos. G2652NAA7, 236277AA7, and 236277AB5).

The expiration date for the exchange offer has been extended from 5:00 p.m., New York City time, on March 20, 2001, to 5:00 p.m., New York City time, on April 30, 2001. The Company said all other terms of the offer remain unchanged. As anticipated, the registration statement filed by the Company in connection with the exchange offer is subject to the review process of the Securities and Exchange Commission.

The exchange offer is subject to certain conditions, including participation by holders of at least 95% of the 6.75% convertible subordinated notes, the refinancing of Danka's existing senior bank debt, and the sale of Danka's outsourcing subsidiary, Danka Services International ("DSI"). The Company anticipates that it will close the exchange offer, the refinancing of the senior bank debt, and the sale of DSI during its next fiscal quarter. The complete terms of the offer are contained in the Preliminary Prospectus and Exchange Offer dated February 20, 2001.

The Company said that as of 5:00 p.m., New York City time, on March 20, 2001, it had received tenders from holders of $89,333,000 in aggregate principal amount of the 6.75% convertible subordinated notes, representing approximately 44.7% of the outstanding 6.75% convertible subordinated notes. Of the notes tendered pursuant to the offer, $31,306,000 principal amount was tendered for the cash option, $751,000 principal amount was tendered for new 9% note option, and $57,276,000 principal amount was tendered for new 10% note option.

Danka's Chief Executive Officer, Lang Lowrey, commented: "We are very encouraged by the participation to date in the exchange offer by the noteholders."

Banc of America Securities LLC is the exclusive dealer manager for the exchange offer. D.F. King & Co., Inc. is the information agent and HSBC Bank USA is the exchange agent. Copies of the Preliminary Prospectus and Exchange Offer may be obtained by calling D.F. King at (800) 769-4414, except that Nebraska residents should contact Banc of America Securities LLC at (888) 292-0070 for copies of the Preliminary Prospectus and Exchange Offer. Additional information concerning the terms and conditions of the offer may be obtained by contacting Banc of America Securities LLC at (888) 292-0070.

Danka Business Systems PLC, headquartered in London, England and St. Petersburg, Florida, is one of the world's largest independent suppliers of office imaging equipment and related services, parts and supplies. Danka provides office products and services in approximately 30 countries around the world.

Danka Services International, the outsourcing division of Danka Business Systems PLC, provides on- and off-site document management services, including the management of central reprographics departments, the placement and maintenance of photocopiers, print-on-demand operations and document archiving and retrieval services.

Certain statements contained in this press release, including Danka's expectations with respect to its ability to close the sale of DSI, close the exchange offer and complete the refinancing of the senior bank debt, are forward-looking. Such statements reflect the current views of Danka with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those reflected in the forward-looking statements. Words like "expects," "anticipates," "believes," "intends," "plans," and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date they are made. For the forward-looking statement the Company claims the protection of the safe harbor provisions for forward-looking statements provided for in the Private Securities Litigation Act of 1995.

Where to obtain additional information:

Noteholders are urged to read the preliminary prospectus and relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information about Danka and the exchange offer, including the complete terms of the exchange offer, the terms of the new 9% senior subordinated notes and the new 10% subordinated notes, and other related matters.

Copies of the preliminary prospectus and related documents and other information may be obtained for free at the Securities and Exchange Commission website. The address of the site is http://www.sec.gov. You may request free copies of the documents that we have filed with the Securities and Exchange

Commission by contacting us. Requests should be directed to: Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716 Attn:
Treasurer, Telephone: (727) 578-4766.

A registration statement relating to the new 9% senior subordinated notes and the new 10% subordinated notes has been filed with the Securities and Exchange Commission but has not yet become effective. The new 9% senior subordinated notes and the new 10% subordinated notes may not be sold nor may tenders be accepted prior to the time the registration statement has become effective. This shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the new notes in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

CONTACT: In the U.S., Keith Nelsen, Danka Business Systems PLC, (727) 579-2801; in the U.K., Paul Dumond, Danka Business Systems PLC, 011-44-207-603-1515; for the exchange offer, Andrew Karp, Banc of America Securities LLC, (888) 292-0070; and for the DSI or the senior bank debt refinancing transactions, John A. McKenna, Houlihan Lokey Howard & Zukin Capital, (212) 497-4124.

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11201 DANKA CIRCLE NORTH                                    107 HAMMERSMITH ROAD
ST. PETERSBURG, FL  33716                                LONDON, ENGLAND W14 0QH